UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008.

Commission File Number 001-33060

DANAOS CORPORATION

(Translation of registrant’s name into English)

14 Akti Kondyli, 185 45 Piraeus, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This report on Form 6-K is hereby incorporated by reference into (i) the Company’s Registration Statement on Form F-3 (Reg. No. 333-147099) filed with the SEC on November 2, 2007, the related prospectus supplement filed with the SEC on December 17, 2007 and (ii) the Company’s Registration Statement on Form S-8 (Reg. No. 333-138449) filed with the SEC on November 6, 2006 and the reoffer prospectus, dated November 6, 2006, contained therein.

EXHIBIT INDEX

99.1	Operating and Financial Review and Prospects and Condensed Consolidated Financial Statements (Unaudited) for the Three Months Ended March 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 30, 2008

DANAOS CORPORATION

By:	/s/ Dimitri J. Andritsoyiannis
Name: Dimitri J. Andritsoyiannis
Title: Vice President & CFO